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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Kansas City Southern

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

485170 30 2

(CUSIP Number)

Thomas C. Janson, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Name of Reporting Person: Grupo TMM, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 18,000,000

		9.	Sole Dispositive Power: 18,000,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.03%

14.	Type of Reporting Person (See Instructions): CO

Item 1. SECURITY AND ISSUER
     This Statement relates to the Common Stock, par value $0.01 per share, of Kansas City Southern (“KCS”), a Delaware corporation, held by Grupo TMM, S.A. (“Grupo TMM”), a sociedad anónima organized under the laws of the United Mexican States (“Mexico”) (the “Subject Shares”). The principal executive offices of KCS are located at 427 West 12th Street, Kansas City, MO 64105, United States.
Item 2. IDENTITY AND BACKGROUND
     This Statement is filed by Grupo TMM with respect to itself and each of its executive officers, directors and control persons (the “Other Persons”). Grupo TMM, which maintains its principal executive offices at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México, D.F., is a logistics and transportation services company offering an integrated network of transportation services in Mexico, including port management, freight distribution, specialized maritime operations, logistics operations and technology services.
     Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, citizenship, residence or business address and present principal occupation or employment of each of the Other Persons.
     Neither Grupo TMM nor, to the best knowledge of Grupo TMM, any of the Other Persons, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).
     During the past five years, neither Grupo TMM nor, to the best knowledge of Grupo TMM, any of the Other Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Grupo TMM acquired beneficial ownership of 18,000,000 of the Subject Shares, representing approximately 22.0% of the issued and outstanding Common Stock of KCS, as follows: TMM Multimodal, S.A. de C.V. (“MM”), a sociedad anónima de capital variable organized under the laws of Mexico and a subsidiary of Grupo TMM, received the Subject Shares on April 1, 2005 as partial consideration for a transaction pursuant to which Grupo TMM caused MM to sell to KCS (the “TFM Sale”) MM’s interest in Grupo Transportaction Ferroviaria Mexicana, S.A. de C.V. (“GTFM”), a sociedad anónima de capital variable organized under the laws of Mexico and a subsidiary of MM, upon the terms and subject to the conditions set forth in that certain Amended and Restated Acquisition Agreement (the “Acquisition Agreement”), dated as of December 15, 2004, by and among KCS, Grupo TMM, KCS Sub, Inc., GTFM, MM and certain affiliates thereof. On April 1, 2005, immediately following the consummation of the

TFM Sale, MM transferred all of the Subject Shares it received in the TFM Sale to Grupo TMM, which presently holds such Subject Shares directly.
     To the best knowledge of Grupo TMM, none of the Other Persons presently holds any Subject Shares.
Item 4. PURPOSE OF TRANSACTION
     Grupo TMM acquired the Subject Shares pursuant to the TFM Sale described in Item 3 hereof. Grupo TMM effected the TFM Sale for the purposes of refocusing its operations on non-rail transportation services and strengthening its balance sheet. Subject to the terms and conditions set forth in the Stockholders’ Agreement (as described below), Grupo TMM may from time to time, in one or more transactions, sell some or all of its Subject Shares on the open market, in privately negotiated transactions or otherwise, including in hedging, swap, exchange or other derivative transactions (including through a transaction involving an exchange of securities that may be issued by Grupo TMM or its affiliates). There can be no assurance that any such disposition of shares will occur or any assurance as to the timing or method of any such disposition. All such dispositions must be made in compliance with the terms of the Stockholders’ Agreement and the Indenture (as defined below), which place certain restrictions on the ability of Grupo TMM to sell the Subject Shares. Pursuant to the terms of the Acquisition Agreement, additional amounts payable thereunder may be paid, at the option of KCS, through the delivery of additional shares of the Common Stock of KCS.
     Except as set forth in this Item 4, Grupo TMM does not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Grupo TMM reserves the right to at any time change its present intention with respect to any or all of the matters referred to in this Item 4.
Item 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) Grupo TMM beneficially owns 18,000,000 of the Subject Shares, or 22.03% of the 81,707,000 shares of KCS’ Common Stock that KCS reported are issued and outstanding in its report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2005.
     (b) Grupo TMM has the shared power to vote or direct the vote. Grupo TMM has the sole power to dispose and to direct the disposition of the Shares of KCS, subject to certain limitations under the Stockholder's Agreement as described below.
     (c) No transactions in the Shares of KCS were effected during the past sixty days by Grupo TMM or, to the best knowledge of Grupo TMM, any of the Other Persons.
     (d) Not applicable.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Stockholders’ Agreement
     In connection with the Subject Shares received as part of the consideration for the TFM Sale, Grupo TMM and certain of its subsidiaries and principal stockholders (the “Stockholder Parties”) entered into a Stockholders’ Agreement with KCS that contains provisions which, inter alia, (i) grant Grupo TMM preemptive rights with respect to future issuances of Common Stock by KCS enabling Grupo TMM to maintain its percentage interest in KCS, (ii) restrict certain transfers of the Subject Shares by the Stockholder Parties, (iii) limit certain activities aimed at influencing the control and management of KCS by the Stockholder Parties, (iv) obligate KCS to assist in a transaction to distribute the Subject Shares to Grupo TMM’s stockholders and (v) limit the circumstances under which Grupo TMM may pledge the Subject Shares.
Registration Rights Agreement
     KCS entered into a Registration Rights Agreement with Grupo TMM and certain of its affiliates pursuant to which KCS agreed to register under the U.S. securities laws the Subject Shares. Pursuant to the Registration Rights Agreement, Grupo TMM has the right to demand that KCS file and have declared effective a total of six registration statements. The requests for registration may be made at any time after the six-month anniversary of the closing. One of the registrations may be a shelf registration that is required to be kept effective for a period of at least one year. Any of the registrations may be underwritten registrations and Grupo TMM has the right to select the underwriter, subject to the reasonable approval of KCS. In addition, Grupo TMM has unlimited piggy-back rights, subject to customary cut-back rights. The obligation of KCS to file any registration statement or to maintain its effectiveness is subject to typical holdback, delay and deferral provisions. KCS is required to pay all costs associated with the registration of the shares, but not any indemnity fees or commissions.
Consulting Agreement
     José F. Serrano International Business, S.A. de C.V. (the “Consultant”) a consulting company organized by Sr. José Serrano Segovia, an executive officer and director of Grupo TMM, entered into a Consulting Agreement with KCS pursuant to which it will provide consulting services to KCS in connection with the portion of the business of KCS conducted in Mexico (with particular focus on the maintenance, fostering and promotion of a positive relationship between KCS and Mexican Government officials) for a period of three years. Consulting services will be provided exclusively in Mexico. As consideration for the services, the Consultant will receive an annual fee of $3,000,000 per year for a period of three years. The Consultant will be entitled to receive an additional fee of $9,000,000 payable in cash or shares of KCS common stock on the one hundred eightieth (180th) day following the final resolution certain outstanding legal disputes.
Indenture and Security Agreement
     In connection with the issuance of its Senior Secured Notes due 2007 (the “Notes”), Grupo TMM, certain of its subsidiaries and The Bank of New York, as Trustee, entered into that certain Indenture (as amended, the “Indenture”), dated as of August 11, 2004. Pursuant to the terms of the Indenture, Grupo TMM was required, subject to the terms and conditions stated therein, to pledge (the “Pledge”) the Subject Shares received in connection with the Acquisition pursuant to a security agreement to secure its obligations under the Notes, the Indenture and certain collateral documents entered into in connection with the Indenture. In order to give effect to the foregoing, Grupo TMM and The Bank of New York, as Collateral Agent, entered into that certain Security Agreement (the “Security Agreement”), dated as of April 1, 2005. As a result of the implementation of the Pledge, Grupo TMM’s right to sell, assign, transfer or otherwise dispose of the Subject Shares is subject to certain limitations set forth in the Indenture and the Security Agreement.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1.	Stockholders’ Agreement, dated as of December 15, 2004, entered into by and among KCS, TMM, TMMH, MM and the Principal Stockholders identified therein.
Exhibit 2.	Security Agreement, dated as of April 1, 2005, entered into by and between Grupo TMM and The Bank of New York.
Exhibit 3.	Indenture, dated as of August 11, 2004, entered into by and among Grupo TMM, certain of its subsidiaries, and The Bank of New York, as Trustee, relating to Grupo TMM’s Senior Secured Notes due 2007 (incorporated herein by reference to Exhibit 4.26 of the Registration Statement on Form F-4 — Registration No. 333-112242).

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Dated as of this August 15, 2005.

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi

Juan Fernández Galeazzi
Director of Finance & Treasurer

Schedule A.

# of KCS
			# of KCS	Shares that	Principal
Name	Business Address	Citizenship	Shares owned	can be voted	Occupation
José F. Serrano Segovia	Av. de la Cúspide 4755, Col. Parques del Pedregal, México D.F. 14010	Mexican	None	None	Chairman of the Board & CEO
Ramón Serrano Segovia	Av. de la Cúspide 4755, Col. Parques del Pedregal, México D.F. 14010	Mexican	None	None	Vice Chairman
Javier Segovia Serrano	Av. de la Cúspide 4755, Col. Parques del Pedregal, México D.F. 14010	Mexican	None	None	President
José Luis Salas Cacho	Vancouver 159 Col. Vista Hermosa, Monterrey, N.L. 64620	Mexican	None	None	Private Investor
Ignacio Rodríguez Pullen	Pedro Antonio de los Santos No. 2-4 Col. San Miguel Chapultepec, México, D.F.11859	Mexican	None	None	Attorney
Lorenzo Cué Sánchez Navarro	Av. Chapultepec No. 230 4° Piso Col. Roma, México, D.F. 06700	Mexican	None	None	Private Investor
Robert Carl Rosenthal	650 From Road — 2nd Floor Paramus, NJ 07652 U.S.A.	U.S. Citizen	None	None	Global Head of Capital Markets, Maple Financial
José Serrano Cuevas	Av. de la Cúspide 4755, Col. Parques del Pedregal, México D.F. 14010	Mexican	None	None	College Student
Gerardo Primo Ramírez	Av. de la Cúspide 4755, Col. Parques del Pedregal, México D.F. 14010	Mexican	None	None	General Director, TMM Logistics
Horacio Reyes Guzmán	Av. de la Cúspide 4755, Col. Parques del Pedregal, México D.F. 14010	Mexican	None	None	Corporate Administrative and Planning Director
Mario Mohar Ponce	Montes Himalaya 1010, Col. Lomas de Chapultepec, México D.F. 11000	Mexican	None	None	President, Grupo TFM
Ignacio Rodríguez Rocha	Pedro Antonio de los Santos No. 2-4 Col. San Miguel Chapultepec, México, D.F.11859	Mexican	None	None	Attorney
Antonio Cúe Sánchez Navarro	18400 Avalon Boulevard Suite. 500 Carlson California 90746	Mexican	None	None	Private Investor
Juan Pablo Mariño	650 From Road — 2nd Floor Paramus, NJ 07652 U.S.A.	U.S. Citizen	None	None	Director, Maple Trade and Finance Corp.
Juan Fernández Galeazzi	Av. de la Cúspide 4755, Col. Parques del Pedregal, México D.F. 14010	Mexican	None	None	Finance Director and Treasurer
Brad Lee Skinner	Av. de la Cúspide 4755, Col. Parques del Pedregal, México D.F. 14010	U.S. Citizen	None	None	Senior Vice President
Elvira Ruiz Carreño	Av. de la Cúspide 4755, Col. Parques del Pedregal, México D.F. 14010	Mexican	None	None	Corporate Audit Director
Silverio Di Costanzo Pérez	Av. de la Cúspide 4755, Col. Parques del Pedregal, México D.F. 14010	Mexican	None	None	General Director, Specialized Maritime Transportation
Eduardo Solórzano Caraza	Av. de la Cúspide 4755, Col. Parques del Pedregal, México D.F. 14010	Mexican	None	None	General Director, Ports and Terminals